March 26, 2010

VIA EDGAR AND EMAIL

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4720

Re:	America First Tax Exempt Investors, L.P.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 4, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 6, 2009

File No. 000-24843

Dear Mr. Vaughn:

We are writing in response to your letter, dated March 24, 2010, to Mr. Michael Draper (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed by America First Tax Exempt Investors, L.P. (the “Company”).  Our responses to the Staff’s comments set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment.

September 30, 2009 Form 10-Q

4. Investments in Tax-Exempt Bonds, page 11

Comment No. 1:                                We note your response to comments 1 and 2 included in your March 12, 2010 response letter.  It appears that FSP 115-2 provides the appropriate guidance to determine whether your investment in tax-exempt mortgage revenue bonds secured by Woodland Park, The Gardens of DeCordova, and The Gardens of Weatherford are other than temporarily impaired.  Paragraph 23 of FSP 115-2 indicates that the discount rate used in your discounted cash flows analysis should be the effective interest rate implicit in the security at the date of acquisition.  Please tell how your current OTTI methodology is consistent with this guidance or revise your OTTI methodology accordingly.  Please provide us with the results of your OTTI analysis and your conclusion.  Please revise your disclosure in future filings accordingly.

Response No. 1:                                The OTTI testing methodology we use for our tax exempt mortgage bonds, as outlined in our response letter dated January 19, 2010, compares the discounted cash flow (“DCF”) from each property financed by a bond to the Company’s amortized cost basis of the applicable bond in order to evaluate the likelihood that the bond issuer will be able to make payments on the outstanding bond.  If the DCF from the property exceeds the amortized cost basis of the bond, no OTTI is indicated.

In accordance with the guidance in Paragraph 23 of FSP 115-2 (ASC 320-10-35-33D), we have revised the discount rate utilized in our OTTI analysis from 7% to the respective stated interest rate on the bonds given that each of the bonds was acquired by the Company, at par.  The details of our OTTI analysis for the Company’s bonds relating to Woodland Park, The Gardens of DeCordova and The Gardens of Weatherford, including the revised discount rates we applied, are set forth in Exhibit A to this letter.

As shown in Exhibit A, the DCF expected from each of these properties exceeded the Company’s amortized cost basis of the related bond at December 31, 2010 in each case.   As a result, no OTTI was indicated.

We have also modified the discussion of our OTTI testing methodology that we propose to include in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 to reflect the use of the correct discount rate under FSP 115-2.  The proposed disclosures, as revised, are included in Exhibit B to this letter.

Comment No. 2:                                We note your response to comments 1 and 2 included in your March 12, 2010 response letter.  It appears that SFAS 114 provides the appropriate guidance to measure impairment on your loans secured by certain real estate properties (Woodland Park, The Gardens of DeCordova, and The Gardens of Weatherford).  Paragraph 13 of FASB 114 indicates that impairment should be measured based on the present value of the expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, you may measure the impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.  Please tell how your measurement of loan impairment is consistent with this guidance or revise your measurement methodology accordingly.  Please provide us with the results of your impairment analysis and your conclusion.  Please revise your disclosure in future filings accordingly.

Response No. 2:                                These loans are collateral dependent and we elected to utilize the practical expedient method of FASB 114 (ASC 310-10-35-22) to evaluate the loans for impairment.  Our current loan impairment testing methodology utilizes the DCF models methodology discussed in Response No. 1 above except that in estimating the fair value of the property collateralizing the loan, we evaluate a number of different DCF models that contain varying assumptions.   We may also consider other information such as independent appraisals of the property.  After establishing an estimated property value we compare the outstanding loan balance to the estimated value of the property after subtracting the amortized cost basis of the senior tax-exempt bonds.  If the remaining collateral value is in excess of the outstanding loan balance then we conclude that no impairment is indicated.  In our response letter dated March 12, 2010 we discussed in detail the determination of the estimated values for the properties collateralizing the Woodland Park, The Gardens of DeCordova and The Gardens of Weatherford bonds and  loans, including our evaluation of independent appraisals obtained for these properties.  We also discussed our loan impairment conclusions and the resulting allowance for loan loss which was recorded related to the Woodland Park loan.

The disclosures related to our loan impairment testing methodology and testing results to be included in our December 31, 2009, Annual Report on Form 10-K are included in Exhibit B.

We trust that the forgoing is responsive to your comments.  If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 930-3045 or our outside counsel Steven Amen of the Kutak Rock LLP law firm at (402) 231-8721.

The Company hopes to file its Annual Report on Form 10-K as soon as possible.  The Company must file no later than March 31, 2010.  We would request the Staff’s assistance in resolving these comments as it is our desire to have resolved all comments prior to the filing of this Annual Report on Form 10-K.

Sincerely,

/s/ Michael J. Draper
Michael J. Draper, Chief Financial Officer
The Burlington Capital Group, in its capacity as the general partner of the general partner of America First Tax Exempt Investors, L.P.

cc:  Mr. Michael Volley

EXHIBIT A
DISCOUNTED CASH FLOW VALUATION MODELS – OTTI TESTING

Woodland Park			Cap Rate:	7.00%		Units:	236
Projected Budget			Discount Rate:	6.00%		Mgt Fee:	4.00%
			FMV of Loan if Applicable
			Survey Location:	Topeka, KS		RR per Unit:	$200
Assumptions:
Income Increases	ACTUAL	BUDGET	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Effective Rent %	29.1%	68.0%	89.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Expense Increases	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Gross Potential Income	1,873,920	1,911,398	1,949,626	1,988,619	2,028,391	2,068,959	2,110,338	2,152,545	2,195,596	2,239,508	2,284,298
Economic Rent	544,791	1,299,364	1,735,167	1,849,416	1,886,404	1,924,132	1,962,615	2,001,867	2,041,904	2,082,742	2,124,397
Other Income	34,683	43,020	43,880	44,758	45,653	46,566	47,498	48,448	49,416	50,405	51,413
Total Income	579,474	1,342,384	1,779,048	1,894,174	1,932,057	1,970,698	2,010,112	2,050,314	2,091,321	2,133,147	2,175,810

Taxes	49,716	210,836	216,107	221,510	227,047	232,723	238,542	244,505	250,618	256,883	263,305
Insurance	29,911	45,192	46,322	47,480	48,667	49,884	51,131	52,409	53,719	55,062	56,439
Replacement Reserve		47,200	47,200	47,200	47,200	47,200	47,200	47,200	47,200	47,200	47,200
Labor & Benefits	166,079	177,802	182,247	186,803	191,473	196,260	201,167	206,196	211,351	216,634	222,050
Utilities	88,246	97,404	99,839	102,335	104,893	107,516	110,204	112,959	115,783	118,677	121,644
Repairs & Maintenance	54,799	91,980	94,280	96,636	99,052	101,529	104,067	106,669	109,335	112,069	114,870
Administrative	40,710	35,383	36,268	37,174	38,104	39,056	40,033	41,033	42,059	43,111	44,189
Advertising	65,765	32,484	33,296	34,129	34,982	35,856	36,753	37,671	38,613	39,579	40,568
Management Fee	36,000	53,695	55,037	56,413	57,824	59,269	60,751	62,270	63,826	65,422	67,058
Capital expenditures		0	0	0	0	0	0	0	0	0	0
Total Operating Expense	531,226	791,976	810,595	829,680	849,242	869,293	889,846	910,912	932,505	954,637	977,323

Net Operating Income	48,248	550,408	968,452	1,064,493	1,082,815	1,101,405	1,120,266	1,139,403	1,158,816	1,178,510	1,198,487

Valuation:
Net Operating Income	48,248	550,408	968,452	1,064,493	1,082,815	1,101,405	1,120,266	1,139,403	1,158,816	1,178,510	1,198,487
Cap Rate											7.00%
Sales Proceeds											17,121,241
3% Selling Cost											513,637
Net Sales Proceeds											16,607,604
Total Cash Flow	48,248	550,408	968,452	1,064,493	1,082,815	1,101,405	1,120,266	1,139,403	1,158,816	1,178,510	17,806,091

NPV Of Cash Flows	16,870,619
Mortgage Amount	15,662,000	Amortized Cost Basis
NPV As A % Of Mortgage	107.72%

Gardens of Decordova			Cap Rate:	7.00%		Units:	76
			Discount Rate:	6.00%		Mgt Fee:	5.00%
			FMV of Loan if Applicable
			Survey Location:	Granbury, TX		RR per Unit:	$300
Assumptions:
Income Increases	Actual	Budget	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Effective Rent %	23.5%	65.0%	85.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Expense Increases	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Gross Potential Income	624,498	624,864	637,361	650,109	663,111	676,373	689,900	703,698	717,772	732,128	746,770
Economic Rent	146,827	458,508	541,757	585,098	616,693	629,027	641,607	654,439	667,528	680,879	694,496
Other Income	8,791	33,864	33,864	33,864	33,864	33,864	33,864	33,864	33,864	33,864	33,864
Total Income	155,618	492,372	575,621	618,962	650,557	662,891	675,471	688,303	701,392	714,743	728,360

Taxes	84,337	106,000	31,800	32,595	33,410	34,245	35,101	35,979	36,878	37,800	38,745
Insurance	16,450	19,960	20,459	20,970	21,495	22,032	22,583	23,147	23,726	24,319	24,927
Replacement Reserve		22,800	22,800	22,800	22,800	22,800	22,800	22,800	22,800	22,800	22,800
Labor & Benefits	53,897	51,470	52,757	54,076	55,428	56,813	58,234	59,689	61,182	62,711	64,279
Utilities	14,354	15,900	16,298	16,705	17,123	17,551	17,989	18,439	18,900	19,373	19,857
Repairs & Maintenance	24,571	24,666	25,283	25,915	26,563	27,227	27,907	28,605	29,320	30,053	30,804
Administrative	26,878	34,750	35,619	36,509	37,422	38,357	39,316	40,299	41,307	42,340	43,398
Advertising	44,040	27,528	28,216	28,922	29,645	30,386	31,145	31,924	32,722	33,540	34,379
Management Fee	22,774	24,619	28,781	30,948	32,528	33,145	33,774	34,415	35,070	35,737	36,418
Capital expenditures	0	0	0	0	0	0	0	0	0	0	0
Total Operating Expense	287,301	327,693	262,012	269,440	276,412	282,556	288,850	295,298	301,905	308,673	315,608

Net Operating Income	(131,683)	164,679	313,609	349,522	374,145	380,335	386,621	393,005	399,487	406,070	412,753

Valuation:
Net Operating Income	(131,683)	164,679	313,609	349,522	374,145	380,335	386,621	393,005	399,487	406,070	412,753
Cap Rate											7.00%
Sales Proceeds											5,896,469
3% Selling Cost											176,894
Net Sales Proceeds											5,719,575
Total Cash Flow	(131,683)	164,679	313,609	349,522	374,145	380,335	386,621	393,005	399,487	406,070	6,132,328

NPV Of Cash Flows	5,757,680
Mortgage Amount	4,853,000	Amortized Cost Basis
NPV As A % Of Mortgage	118.64%

Gardens of Weatherford			Cap Rate:	7.00%		Units:	76
Projected Budget			Discount Rate:	6.00%		Mgt Fee:	5.00%
			FMV of Loan if Applicable
			Survey Location:	Weatherford, TX		RR per Unit:	$350
Assumptions:
Income Increases			2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Effective Rent %		40.0%	60.0%	80.0%	85.0%	90.0%	93.0%	93.0%	93.0%	93.0%
Expense Increases		2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Gross Potential Income		688,000	701,760	715,795	730,111	744,713	759,608	774,800	790,296	806,102
Economic Rent		275,200	421,056	572,636	620,594	670,242	706,435	720,564	734,975	749,675
Other Income		20,520	20,930	21,349	21,776	22,212	22,656	23,109	23,571	24,042
Total Income	0	295,720	441,986	593,985	642,370	692,454	729,091	743,673	758,546	773,717

Taxes		37,600	38,540	39,504	40,491	41,503	42,541	43,604	44,695	45,812
Insurance		26,492	27,154	27,833	28,529	29,242	29,973	30,723	31,491	32,278
Replacement Reserve		26,600	26,600	26,600	26,600	26,600	26,600	26,600	26,600	26,600
Labor & Benefits		50,735	52,003	53,303	54,636	56,002	57,402	58,837	60,308	61,816
Utilities		18,520	18,983	19,458	19,944	20,443	20,954	21,478	22,014	22,565
Repairs & Maintenance		27,200	27,880	28,577	29,291	30,024	30,774	31,544	32,332	33,141
Administrative		23,850	24,446	25,057	25,684	26,326	26,984	27,659	28,350	29,059
Advertising		11,100	11,378	11,662	11,953	12,252	12,559	12,873	13,194	13,524
Management Fee		14,786	22,099	29,699	32,119	34,623	36,455	37,184	37,927	38,686
Capital expenditures			0	0	0	0	0	0	0	0
Total Operating Expense	0	236,883	249,084	261,693	269,247	277,015	284,241	290,500	296,912	303,480

Net Operating Income	0	58,837	192,903	332,292	373,123	415,439	444,849	453,172	461,634	470,237

Valuation:
Net Operating Income	0	58,837	192,903	332,292	373,123	415,439	444,849	453,172	461,634	470,237
Cap Rate										7.00%
Sales Proceeds										6,717,672
3% Selling Cost										201,530
Net Sales Proceeds										6,516,142
Total Cash Flow	0	58,837	192,903	332,292	373,123	415,439	444,849	453,172	461,634	6,986,379

NPV Of Cash Flows	5,803,797
Mortgage Amount	4,686,000	Amortized Cost Basis
NPV As A % Of Mortgage	123.85%

EXHIBIT B
ANNUAL REPORT ON FORM 10-K DISCLOSURES

 Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies  (EXCERPTS)

Review of securities for other-than-temporary impairment – The Company periodically reviews each of its mortgage revenue bonds for impairment.  The Company evaluates whether a decline in the fair value of a security below its amortized cost is other-than-temporary based on a number of factors including:
•	The duration and severity of the decline in fair value,
•	Our intent to hold and the likelihood of the Company being required to sell the security before its value recovers,
•	Adverse conditions specifically related to the security, its collateral, or both,
•	Volatility of the fair value of the security,
•	The likelihood of the issuer being able to make required principal and interest payments,
•	Failure of the issuer to make scheduled interest or principal payments, and
•	Recoveries or additional declines in fair value after the balance sheet date.

While the Company evaluates all available information, it focuses specifically on whether it has the intent to sell the securities prior to the time that their value recovers or until maturity, whether it is likely that the Company will be required to sell the securities before a recovery in value and whether the Company expects to recover the securities’ entire amortized cost basis.  The ability to recover the securities’ entire amortized cost basis is based on the likelihood of the issuer being able to make required principal and interest payments on the security.  The primary source of repayment of the amortized cost is the cash flows produced by the property which serves as the collateral for the bonds.  The Company utilizes a discounted cash flow model for the underlying property and compares the results of the model to the amortized cost basis of the bond.  The model reflects the cash flows expected to be generated by the underlying property over a ten year period, including an assumed property sale at the end of year ten, discounted using the effective interest rate which is equal to the stated rate on the bond as it was purchased at par in accordance with the accounting guidance in ASC 320-10-35-33D.  The inputs to these models require management to make numerous subjective assumptions, the most significant of which include:
•
Revenue and expense projections for the property operations, which result in the estimated net operating income generated over the ten year holding period assumed in the model.  Base year (model year one) assumptions are based on historical financial results and operating budget information.  Base year assumptions are then adjusted for expected changes in occupancy, rental rates and expenses, and

•
The capitalization rate utilized to estimate the sales proceeds from an assumed property sale in year ten of the model.  The capitalization rate used in the current year models was 7.0% which the Partnership believes represents a reasonable market rate for multifamily properties.

The revenue, expense and resulting net operating income projections which are the basis for the discounted cash flow model are based on judgment.  Operating results from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses.  Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located.  This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans.  In addition, factors such as government regulation, inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of a property.

If the discounted cash flows from a property are less than the amortized cost of the bond, we believe that there is a strong indication that the cash flows from the property will not support the payment of the required principle and interest on the bond and, accordingly, the bonds are considered other-than-temporarily impaired.  If an other-than-temporary impairment exists, the amortized cost basis of the mortgage bond is written down to its estimated fair value, with the amount of the write-down accounted for as a realized loss. The recognition of an other-than-temporary impairment and the potential impairment analysis are subject to a considerable degree of judgment, the results of which when applied under different conditions or assumptions could have a material impact on the financial statements. If the credit and capital markets deteriorate further or the Company experiences deterioration in the values of its investment portfolio, the Company may incur impairments to its investment portfolio which could negatively impact the Company’s financial condition, cash flows, and reported earnings.

Evaluation of property loans for potential losses – In addition to the tax-exempt mortgage revenue bonds held by the Company, loans have been made to the owners of the some of the properties which secure the bonds.  These loans are collateral dependent with the repayment of the loans being dependent on the cash flows of the underlying property.  The Company periodically evaluates these loans for potential losses by utilizing the practical expedient method of ASC 310-10-35-22.  The Company estimates the fair value of the property and compares the fair value to the outstanding tax-exempt bonds plus any property loans.  The Company utilizes the discounted cash flow model discussed above except that in estimating a property fair value we evaluate a number of different DCF models that contain varying assumptions.   The various models may assume multiple revenue and expense scenarios, various capitalization rates and multiple discount rates.  We may also consider other information such as independent appraisals in estimating a property’s fair value.

If the estimated fair value of the property after deducting the amortized cost basis of the senior tax-exempt mortgage revenue bond exceeds the principal balance of the property loan then no potential loss is indicated and no allowance for loan loss is needed.  If a potential loss is indicated, an allowance for loan loss is recorded against the outstanding loan amount and a loss is realized.  The determination of the need for an allowance for loan loss is subject to considerable judgment.

Executive Summary (MD&A EXCERPTS FROM PROPERTY SPECIFIC DISCUSSIONS)

As of December 31, 2009, based on an accumulation of individual circumstances, the Partnership has identified three tax-exempt mortgage revenue bonds for which certain actions may be necessary to protect the Partnership’s position as a secured bondholder and lender.  These bonds are Woodland Park, The Gardens of DeCordova and The Gardens of Weatherford.  As of December 31, 2009, Woodland Park owes the Partnership approximately $15.7 million under tax-exempt bonds and $700,000 under taxable loans, the Gardens of DeCordova owes the Partnership approximately $4.9 million under tax-exempt bonds and $315,000 under taxable loans and the Gardens of Weatherford owes the Partnership approximately $4.7 million under tax-exempt bonds and $335,000 under taxable loans.  As of December 31, 2009, each of these properties was current with its bond debt service to the Partnership.  The following is a discussion of the circumstances related to each of these bonds.

Woodland Park.  The construction of Woodland Park was completed in November 2008 and lease-up continues, however, the property has not yet reached stabilization which is defined in the bond documents as the generation of a 1.15:1 debt service coverage ratio for six straight months.  As result of the failure to reach stabilization, the bond is in technical default.  As of December 31, 2009 and February 28, 2010, the property had 116 units leased out of total available units of 236, or 49% physical occupancy.  This affordable housing project has 100% of its units set aside for tenants that make less than 60% of the area median income.  The Partnership believes that this 100% set aside of units for affordable tenants is the most significant issue in the slow lease-up of the property and that stabilization could be achieved more quickly if the set aside of affordable units is lowered, thereby removing the income restriction from prospective tenants for a portion of the available units.  The Partnership has requested that the property owner change the set aside of units for affordable tenants to 75% thereby allowing 59 units to be rented to “market rate” tenants.  Additionally, the Partnership has verbally notified the property owner of its expectation that any shortfalls in debt service resulting from the slow lease-up of the property will be funded through additional capital contributions, although they are not contractually required to do so.  The Partnership will continue to monitor this property closely and work with the property owner to ensure bond debt service is maintained.  The property makes semi-annual debt service payments to the Partnership.  The next debt service payment is scheduled for May 1, 2010.  Should the property be unable to make this payment the Partnership expects to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.

The Gardens of DeCordova.  The construction of The Gardens of DeCordova was completed in April 2009 and lease-up continues, however, the property has not yet reached stabilization which is defined in the bond documents as the generation of a 1.15:1 debt service coverage ratio for six straight months.  As result of the failure to reach stabilization, the bond is in technical default.  As of December 31, 2009, the property had 31 units leased out of total available units of 76, or 41% physical occupancy.  As of February 28, 2010, the property had 32 units leased out of total available units of 76, or 42% physical occupancy.   This property is a senior (55+) affordable housing project located in Granbury, Texas in the Dallas-Fort Worth area.  The Partnership believes the most significant issue in the slow lease-up of the property is the current single family housing market in the Dallas-Fort Worth area.  Many potential tenants must first sell their existing home before they are able to move into a rental unit.  In September 2009, the Partnership was notified by the tax credit limited partner of the owner of The Gardens of DeCordova of its intent to withdraw from the limited partnership.  In January 2010, the Partnership concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed in March 2010.  Through this process the Partnership has effectively removed the limited partner which will allow the property owner to “re-syndicate” the LIHTCs to a new limited partner thereby providing additional capital to the project.  The underwriting estimate of LIHTCs to be generated by this property that would be available for “re-syndication” is approximately $2.8 million.  The syndication of the LIHTCs, at an amount less than the gross credits generated, would provide additional capital for the project in the form of new limited partner equity.  The Partnership believes that, if this can be accomplished, such new equity would be sufficient to allow for the current bonds to remain in place and operations be funded through an extended lease-up period.  Until such time as new ownership is in place and additional capital is contributed, the full impact of these developments will not be known.

The Gardens of Weatherford.  The Gardens of Weatherford Apartments is currently under construction in Weatherford, Texas and will contain 76 units upon completion.  This property is a senior (55+) affordable housing project located in Weatherford, Texas in the Dallas-Fort Worth area.  At this time infrastructure construction activities have been substantially completed but no construction has begun on the actual apartment buildings.  As result of the failure to complete construction, the bond is in technical default.  Construction was significantly delayed due to numerous zoning, planning and design issues encountered in the building permit application process.  In September 2009, the Partnership was notified by the tax credit limited partner of the owner of The Gardens of Weatherford of its intent to withdraw from the limited partnership.  While approximately $2.0 million remains on deposit with the bond trustee for the Gardens of Weatherford, such funds are insufficient to complete construction of the project or to pay the outstanding principal on the bonds should the project not be constructed.  In January 2010, the Partnership concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed in March 2010.  Through this process the Partnership has effectively removed the limited partner which will allow the property owner to recapitalize the property by pursuing an alternative plan of financing.  Specifically, the Partnership has worked with the general partner of the owner to identify available Tax Credit Assistance Program (“TCAP”) funding through application to the Texas Department of Housing and Community Affairs (“TDHCA”). A TCAP Written Agreement with TDHCA has been entered into which commits TCAP funds to the project and final approval of the funding was received from the TDHCA board in March 2010.  The Partnership believes that the TCAP funding will be sufficient to allow for the current bonds to remain in place, construction to be complete and operations to be funded through an extended lease-up period.  Formal agreements must still be finalized before such funds are available to the project.  Formal agreements are expected to be completed and funding available prior to the end of the second quarter of 2010.

The Partnership has evaluated these bond holdings, as part of the evaluation of its entire investment portfolio, for an other-than-temporary decline in value as of December 31, 2009 (see Footnote 2 to the Company's Consolidated Financial Statements in Item 8 of this report for discussion of our impairment testing method).  Based on this evaluation, the Partnership has concluded that no other-than-temporary impairment of these bonds existed at December 31, 2009.

Our ability to recover the tax-exempt mortgage revenue bonds entire amortized cost basis is dependent upon the issuer being able to meet debt service requirements.  The primary source of repayment is the cash flows produced by the property which serves as the collateral for the bonds.  The Company utilizes a discounted cash flow model for the underlying property and compares the results of the model to the amortized cost basis of the bond.  If the discounted cash flows from a property are less than the amortized cost of the bond, we believe that there is a strong indication that the cash flows from the property will not support the payment of the required principle and interest on the bond and, accordingly, the bonds are considered other-than-temporarily impaired.  These models reflect the cash flows expected to be generated by the underlying properties over a ten year period, including an assumed property sale at the end of year ten, discounted using the effective interest rate which is equal to the stated rate on the bonds as they were purchased at par in accordance with the accounting guidance in ASC 320-10-35-33D.  The inputs to these models require management to make assumptions the most significant of which include:
•
Revenue and expense projections for the property operations, which result in the estimated net operating income generated over the ten year holding period assumed in the model.  Base year (model year one) assumptions are based on historical financial results and operating budget information.  Base year assumptions are then adjusted for expected changes in occupancy, rental rates and expenses., and

•
The capitalization rate utilized to estimate the sales proceeds from an assumed property sale in year ten of the model.  The capitalization rate used in the current year models was 7.0% which the Partnership believes represents a reasonable market rate for multifamily properties.

The revenue, expense and resulting net operating income projections which are the basis for the discounted cash flow model are based on judgment.  Operating results from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses.  Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located.  This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans.  In addition, factors such as government regulation, inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of a property.

The various revenue and expense projections for each of the three property operations are summarized as follows:

•
Woodland Park – Revenue and expenses for model year one (2010) are equal to the property budget.  Budgeted revenues of approximately $1.3 million are based on a budgeted average occupancy of 68%.  Budgeted expenses are approximately $800,000.  Revenues are projected to grow over the ten years in the model to approximately $2.2 million in year ten based on average annual rental increases of 2% and an average occupancy increasing over time to 93%.  Expenses are projected to grow to approximately $1.0 million in year ten based on average annual increases of 2.5%.

•
The Gardens of DeCordova - Revenue and expenses for model year one (2010) are equal to the property budget.  Budgeted revenues of approximately $500,000 are based on a budgeted average occupancy of 65%.  Budgeted expenses are approximately $325,000.  Revenues are projected to grow over the ten years in the model to approximately $725,000 in year ten based on average annual rental increases of 2% and an average occupancy increasing over time to 93%.  Expenses are projected to grow to approximately $315,000 in year ten based on average annual increases of 2.5%.

•
The Gardens of DeCordova - Revenue and expenses included in the valuation model are based on pro-forma financial statements completed for the project finance underwriting.  Because the property is under construction, no cash flow is projected for model year one (2010).  Model year two is projected as the first year of property operations.  Model year two revenues are projected to be approximately $300,000 based on a budgeted average occupancy of 40%.  Projected expenses are approximately $235,000.  Revenues are projected to grow to approximately $775,000 in year ten based on average annual rental increases of 2% and an average occupancy increasing over time to 93%.  Expenses are projected to grow to approximately $305,000 in year ten based on average annual increases of 2.5%.

In addition to the tax-exempt mortgage revenue bonds held by the Company, taxable loans have been made to the owners of these properties.  The Partnership has evaluated these taxable property loans for potential impairment as of December 31, 2009 (see Footnote 2 to the Company's Consolidated Financial Statements in Item 8 of this report for discussion of our impairment testing method).  The repayment of these loans is dependent largely on the value of the property which collateralizes the loan.  The Company periodically evaluates these loans for potential losses by estimating the fair value of the property which collateralizes the loans.  The Company utilizes the discounted cash flow model discussed above except that in estimating a property fair value we consider a number of different DCF models that contain varying assumptions.   The various models may assume multiple revenue and expense scenarios, various capitalization rates and multiple discount rates.  We may also consider other information such as independent appraisals in estimating a property fair value.  If the estimated fair value of the property after deducting the amortized cost basis of the senior tax-exempt mortgage revenue bond exceeds the principal balance of the property loan then no potential loss is indicated and no allowance for loan loss is needed.

In estimating the property valuation for the current year, the most significant assumptions utilized in the discounted cash flow models were the same as discussed above except that the specific discount rate used to estimate the property valuation in the current year models was 7.0% which the Partnership believes represents a rate at which a multifamily property could obtain current tax-exempt financing similar to the current existing outstanding bonds.  In addition to the discounted cash flow models utilized to estimate the property valuation, the Company obtained independent appraisals for these properties.  Based on the results of the discounted cash flow models and an evaluation of the appraisals, the Partnership has estimated the property value for the three properties collateralizing the tax-exempt mortgage revenue bonds and the taxable loans as follows:
•	Woodland Park - $15.7 million,
•	The Gardens of DeCordova - $5.3 million, and
•	The Gardens of Weatherford - $5.3 million.

Based on these estimated property valuations and after subtracting the amortized cost of the tax-exempt bonds, the Partnership has concluded that no impairment of the taxable loans made to The Gardens of DeCordova and The Gardens of Weatherford existed, however, an allowance for loan loss of approximately $700,000 was recorded to reserve for the entire taxable loan balance due from Woodland Park.  The Partnership will continue to monitor these investments for changes in circumstances that might warrant an impairment charge.

Item 8.  Financial Statements and Supplementary Data.

2.  Summary of Significant Accounting Policies (EXCERPTS)

Investment in Tax-Exempt Mortgage Revenue Bonds and Other Tax-Exempt Bonds
The Company accounts for its investments in tax-exempt mortgage revenue bonds and other tax-exempt bonds under the pre-codification guidance of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. On July 1, 2009, this guidance was codified into Accounting Standards Codification 320-10, Investments - Debt and Equity Securities, ("ASC 360-10"). ASC 320-10 requires investments in securities to be classified as one of the following: 1) held-to-maturity, 2) available-for-sale, or 3) trading securities. All of the Company’s investments in tax-exempt mortgage revenue bonds and other tax-exempt bonds are classified as available-for-sale, and are reported at estimated fair value with the net unrealized gains or losses reflected in other comprehensive income. Unrealized gains and losses do not affect the cash flow of the bonds, distributions to BUC holders, or the characterization of the tax-exempt interest income of the financial obligation of the underlying collateral.

The Company owns 100% of each of these bonds.  There is no active trading market for the bonds and price quotes for the bonds are not available.  As a result, the Company bases its estimate of fair value of the tax-exempt bonds using discounted cash flow and yield to maturity analyses performed by management. This calculation methodology encompasses a significant amount of management judgment in its application.  If available, management may also consider price quotes on similar bonds or other information from external sources, such as pricing services or broker quotes.  Pricing services, broker quotes and management’s analyses provide indicative pricing only.

The Company periodically reviews each of its mortgage revenue bonds for impairment.  The Company evaluates whether unrealized losses are considered to be other-than-temporary based on a number of factors including:
•	The duration and severity of the decline in fair value,
•	The Company’s intent to hold and the likelihood of it being required to sell the security before its value recovers,
•	Adverse conditions specifically related to the security, its collateral, or both,
•	Volatility of the fair value of the security,
•	The likelihood of the issuer being able to make payments,
•	Failure of the issuer to make scheduled interest or principal payments, and
•	Recoveries or additional declines in fair value after the balance sheet date.

While the Company evaluates all available information, it focuses specifically on whether it has the intent to sell the securities prior to the time that their value recovers or until maturity, whether it is likely that the Company will be required to sell the securities before a recovery in value and whether the Company expects to recover the securities’ entire amortized cost basis.  The ability to recover the securities’ entire amortized cost basis is based on the likelihood of the issuer being able to make required principal and interest payments on the security.  The primary source of repayment of the amortized cost is the cash flows produced by the property which serves as the collateral for the bonds.  The Company utilizes a discounted cash flow model for the underlying property and compares the results of the model to the amortized cost basis of the bond.  These models reflect the cash flows expected to be generated by the underlying properties over a ten year period, including an assumed property sale at the end of year ten, discounted using the effective interest rate which is equal to the stated rate on the bonds as they were purchased at par in accordance with the accounting guidance in ASC 320-10-35-33D.  The inputs to these models require management to make assumptions the most significant of which include:
•
Revenue and expense projections for the property operations, which result in the estimated net operating income generated over the ten year holding period assumed in the model.  Base year (model year one) assumptions are based on historical financial results and operating budget information.  Base year assumptions are then adjusted for expected changes in occupancy, rental rates and expenses., and

•
The capitalization rate utilized to estimate the sales proceeds from an assumed property sale in year ten of the model.  The capitalization rate used in the current year models was 7.0% which the Partnership believes represents a reasonable market rate for multifamily properties.

The revenue, expense and resulting net operating income projections which are the basis for the discounted cash flow model are based on judgment.  Operating results from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses.  Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located.  This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans.  In addition, factors such as government regulation, inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of a property.

If the discounted cash flows from a property are less than the amortized cost of the bond, we believe that there is a strong indication that the cash flows from the property will not support the payment of the required principle and interest on the bond and, accordingly, the bonds are considered other-than-temporarily impaired.  If an other-than-temporary impairment exists, the amortized cost basis of the mortgage bond is written down to its estimated fair value, with the amount of the write-down accounted for as a realized loss. The recognition of an other-than-temporary impairment and the potential impairment analysis are subject to a considerable degree of judgment, the results of which when applied under different conditions or assumptions could have a material impact on the financial statements. If the credit and capital markets deteriorate further or the Company experiences deterioration in the values of its investment portfolio, the Company may incur impairments to its investment portfolio which could negatively impact the Company’s financial condition, cash flows, and reported earnings.

The interest income received by the Company from its investment in tax-exempt mortgage revenue bonds is dependent upon the net cash flow of the underlying properties. Base interest income on fully-performing tax-exempt mortgage revenue bonds is recognized as it is earned. Tax-exempt bonds are considered to be fully-performing if the bond is currently meeting all of its obligations.  Base interest income on tax-exempt mortgage revenue bonds not fully performing is recognized when realized or realizable. Past due base interest on tax-exempt mortgage revenue bonds, which are or were previously not fully performing, is recognized when realized or realizable. Contingent interest income, which is only received by the Company if the properties financed by the tax-exempt mortgage revenue bonds generate excess available cash flow as set forth in each bond agreement, is recognized when realized or realizable. The Company reinstates the accrual of base interest once the tax-exempt mortgage revenue bond’s ability to perform is adequately demonstrated. As of December 31, 2009 and 2008, the Company’s tax-exempt mortgage revenue bonds were fully performing as to their base interest.

Property Loans
In addition to the tax-exempt mortgage revenue bonds held by the Company, loans have been made to the owners of the some of the properties which secure the bonds.  The repayment of these loans is dependent largely on the value of the property which collateralizes the loan.  The Company periodically evaluates these loans for potential losses by estimating the fair value of the property which collateralizes the loans and comparing the fair value to the outstanding tax-exempt bonds plus any property loans.  The Company utilizes the discounted cash flow model discussed above except that in estimating a property fair value we evaluate a number of different DCF models that contain varying assumptions.   The various models may assume multiple revenue and expense scenarios, various capitalization rates and multiple discount rates.  We may also consider other information such as independent appraisals in estimating a property fair value.

If the estimated fair value of the property after deducting the amortized cost basis of the senior tax-exempt mortgage revenue bond exceeds the principal balance of the property loan then no potential loss is indicated and no allowance for loan loss is recorded.  If a potential loss is indicated, an allowance for loan loss is recorded against the outstanding loan amount and a loss is realized.  The determination of the need for an allowance for loan loss is subject to considerable judgment.

5.  Investments in Tax-Exempt Mortgage Revenue Bonds (EXCERPT)

As of December 31, 2009, based on an accumulation of individual circumstances, the Partnership has identified three tax-exempt mortgage revenue bonds for which certain actions may be necessary to protect the Partnership’s position as a secured bondholder and lender.  These bonds are Woodland Park, The Gardens of DeCordova and The Gardens of Weatherford.  As of December 31, 2009, each of these properties was current with its bond debt service to the Partnership.  The Partnership has evaluated these bond holdings for an other-than-temporary decline in value as of December 31, 2009 (see Footnote 2 for discussion of our impairment testing method).  Based on this evaluation, the Partnership has concluded that no other-than-temporary impairment of these bonds existed at December 31, 2009.

Our ability to recover the tax-exempt mortgage revenue bonds entire amortized cost basis is dependent upon the issuer being able to meet debt service requirements.  The primary source of repayment is the cash flows produced by the property which serves as the collateral for the bonds.  The Company utilizes a discounted cash flow model for the underlying property and compares the results of the model to the amortized cost basis of the bond.  If the discounted cash flows from a property are less than the amortized cost of the bond, we believe that there is a strong indication that the cash flows from the property will not support the payment of the required principle and interest on the bond and, accordingly, the bonds are considered other-than-temporarily impaired.  These models reflect the cash flows expected to be generated by the underlying properties over a ten year period, including an assumed property sale at the end of year ten, discounted using the effective interest rate which is equal to the stated rate on the bonds as they were purchased at par in accordance with the accounting guidance in ASC 320-10-35-33D.  The inputs to these models require management to make assumptions the most significant of which include:
•
Revenue and expense projections for the property operations, which result in the estimated net operating income generated over the ten year holding period assumed in the model.  Base year (model year one) assumptions are based on historical financial results and operating budget information.  Base year assumptions are then adjusted for expected changes in occupancy, rental rates and expenses., and

•
The capitalization rate utilized to estimate the sales proceeds from an assumed property sale in year ten of the model.  The capitalization rate used in the current year models was 7.0% which the Partnership believes represents a reasonable market rate for multifamily properties.

The revenue, expense and resulting net operating income projections which are the basis for the discounted cash flow model are based on judgment.  Operating results from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses.  Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located.  This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans.  In addition, factors such as government regulation, inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of a property.

The various revenue and expense projections for each of the three property operations are summarized as follows:

•
Woodland Park – Revenue and expenses for model year one (2010) are equal to the property budget.  Budgeted revenues of approximately $1.3 million are based on a budgeted average occupancy of 68%.  Budgeted expenses are approximately $800,000.  Revenues are projected to grow over the ten years in the model to approximately $2.2 million in year ten based on average annual rental increases of 2% and an average occupancy increasing over time to 93%.  Expenses are projected to grow to approximately $1.0 million in year ten based on average annual increases of 2.5%.

•
The Gardens of DeCordova - Revenue and expenses for model year one (2010) are equal to the property budget.  Budgeted revenues of approximately $500,000 are based on a budgeted average occupancy of 65%.  Budgeted expenses are approximately $325,000.  Revenues are projected to grow over the ten years in the model to approximately $725,000 in year ten based on average annual rental increases of 2% and an average occupancy increasing over time to 93%.  Expenses are projected to grow to approximately $315,000 in year ten based on average annual increases of 2.5%.

•
The Gardens of DeCordova - Revenue and expenses included in the valuation model are based on pro-forma financial statements completed for the project finance underwriting.  Because the property is under construction, no cash flow is projected for model year one (2010).  Model year two is projected as the first year of property operations.  Model year two revenues are projected to be approximately $300,000 based on a budgeted average occupancy of 40%.  Projected expenses are approximately $235,000.  Revenues are projected to grow to approximately $775,000 in year ten based on average annual rental increases of 2% and an average occupancy increasing over time to 93%.  Expenses are projected to grow to approximately $305,000 in year ten based on average annual increases of 2.5%.

The following is a discussion of the circumstances related to each of these bonds.

Woodland Park.  The construction of Woodland Park was completed in November 2008 and lease-up continues, however, the property has not yet reached stabilization which is defined in the bond documents as the generation of a 1.15:1 debt service coverage ratio for six straight months.  As result of the failure to reach stabilization, the bond is in technical default.  As of December 31, 2009 and February 28, 2010, the property had 116 units leased out of total available units of 236, or 49% physical occupancy.  This affordable housing project has 100% of its units set aside for tenants that make less than 60% of the area median income.  The Partnership believes that this 100% set aside of units for affordable tenants is the most significant issue in the slow lease-up of the property and that stabilization could be achieved more quickly if the set aside of affordable units is lowered, thereby removing the income restriction from prospective tenants for a portion of the available units.  The Partnership has requested that the property owner change the set aside of units for affordable tenants to 75% thereby allowing 59 units to be rented to “market rate” tenants.  Additionally, the Partnership has verbally notified the property owner of its expectation that any shortfalls in debt service resulting from the slow lease-up of the property will be funded through additional capital contributions, although they are not contractually required to do so.  The Partnership will continue to monitor this property closely and work with the property owner to ensure bond debt service is maintained.  The property makes semi-annual debt service payments to the Partnership.  The next debt service payment is scheduled for May 1, 2010.  Should the property be unable to make this payment the Partnership expects to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.

The Gardens of DeCordova.  The construction of The Gardens of DeCordova was completed in April 2009 and lease-up continues, however, the property has not yet reached stabilization which is defined in the bond documents as the generation of a 1.15:1 debt service coverage ratio for six straight months.  As result of the failure to reach stabilization, the bond is in technical default.  As of December 31, 2009, the property had 31 units leased out of total available units of 76, or 41% physical occupancy.  As of February 28, 2010, the property had 32 units leased out of total available units of 76, or 42% physical occupancy.   This property is a senior (55+) affordable housing project located in Granbury, Texas in the Dallas-Fort Worth area.  The Partnership believes the most significant issue in the slow lease-up of the property is the current single family housing market in the Dallas-Fort Worth area.  Many potential tenants must first sell their existing home before they are able to move into a rental unit.  In September 2009, the Partnership was notified by the tax credit limited partner of the owner of The Gardens of DeCordova of its intent to withdraw from the limited partnership.  In January 2010, the Partnership concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed in March 2010.  Through this process the Partnership has effectively removed the limited partner which will allow the property owner to “re-syndicate” the LIHTCs to a new limited partner thereby providing additional capital to the project.  The underwriting estimate of LIHTCs to be generated by this property that would be available for “re-syndication” is approximately $2.8 million.  The syndication of the LIHTCs, at an amount less than the gross credits generated, would provide additional capital for the project in the form of new limited partner equity.  The Partnership believes that, if this can be accomplished, such new equity would be sufficient to allow for the current bonds to remain in place and operations be funded through an extended lease-up period.  Until such time as new ownership is in place and additional capital is contributed, the full impact of these developments will not be known.

The Gardens of Weatherford.  The Gardens of Weatherford Apartments is currently under construction in Weatherford, Texas and will contain 76 units upon completion.  This property is a senior (55+) affordable housing project located in Weatherford, Texas in the Dallas-Fort Worth area.  At this time infrastructure construction activities have been substantially completed but no construction has begun on the actual apartment buildings.  As result of the failure to complete construction, the bond is in technical default.  Construction was significantly delayed due to numerous zoning, planning and design issues encountered in the building permit application process.  In September 2009, the Partnership was notified by the tax credit limited partner of the owner of The Gardens of Weatherford of its intent to withdraw from the limited partnership.  While approximately $2.0 million remains on deposit with the bond trustee for the Gardens of Weatherford, such funds are insufficient to complete construction of the project or to pay the outstanding principal on the bonds should the project not be constructed.  In January 2010, the Partnership concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed in March 2010.  Through this process the Partnership has effectively removed the limited partner which will allow the property owner to recapitalize the property by pursuing an alternative plan of financing.  Specifically, the Partnership has worked with the general partner of the owner to identify available Tax Credit Assistance Program (“TCAP”) funding through application to the Texas Department of Housing and Community Affairs (“TDHCA”). A TCAP Written Agreement with TDHCA has been entered into which commits TCAP funds to the project and final approval of the funding was received from the TDHCA board in March 2010.  The Partnership believes that the TCAP funding will be sufficient to allow for the current bonds to remain in place, construction to be complete and operations to be funded through an extended lease-up period.  Formal agreements must still be finalized before such funds are available to the project.  Formal agreements are expected to be completed and funding available prior to the end of the second quarter of 2010.

7.  Other Assets (EXCERPT)

In addition to the tax-exempt mortgage revenue bonds held by the Company, taxable mortgage loans have been made to the owners of the properties which secure the bonds and are reported as Other Assets.  The Company periodically, or as changes in circumstances or operations dictate, evaluates such taxable loans for impairment.  The value of the underlying property assets is ultimately the most relevant measure of value to support the taxable loan values.  The Company utilizes a discounted cash flow model in estimating a property fair value.  A number of different DCF models contain varying assumptions are considered.   The various models may assume multiple revenue and expense scenarios, various capitalization rates and multiple discount rates.  Other information, such as independent appraisals, may be considered in estimating a property fair value.  If the estimated fair value of the property after deducting the amortized cost basis of any senior tax-exempt mortgage revenue bond exceeds the principal balance of the property loan then no potential loss is indicated and no allowance for loan loss is needed.

As of December 31, 2009, Woodland Park, The Gardens of DeCordova and The Gardens of Weatherford owed the Partnership approximately $700,000, $315,000 and $335,000, respectively, under taxable loans.  In estimating the property valuation for these three properties in the current year, the most significant assumptions utilized in the discounted cash flow models were the same as those discussed in Footnote 5 above except that the specific discount rate used to estimate the property valuation in the current year models was 7.0%.  The Partnership believes this represents a rate at which a multifamily property could obtain current tax-exempt financing similar to the current existing outstanding bonds.  In addition to the discounted cash flow models utilized to estimate the property valuation, the Company obtained independent appraisals for these properties.  Based on the results of the discounted cash flow models and an evaluation of the appraisals, the Partnership has estimated the property value for the three properties collateralizing the taxable loans as follows:
•	Woodland Park - $15.7 million,
•	The Gardens of DeCordova - $5.3 million, and
•	The Gardens of Weatherford - $5.3 million.

Based on these estimated property valuations and after subtracting the amortized cost of the tax-exempt bonds, the Partnership has concluded that no impairment of the taxable loans made to The Gardens of DeCordova and The Gardens of Weatherford existed, however, an allowance for loan loss of approximately $700,000 was recorded to reserve for the entire taxable loan balance due from Woodland Park.  The Partnership will continue to monitor these investments for changes in circumstances that might warrant an impairment charge.